Media release

Rio Tinto approves US$1.9 billion Amrun (South of Embley) bauxite project

27 November 2015

Rio Tinto will expand output from one of the world’s premier bauxite deposits following approval of the $1.9 billion Amrun project.

Amrun involves the construction of a bauxite mine and associated processing and port facilities on the Cape York Peninsula in north Queensland.

The planned initial output is 22.8 million tonnes a year1, replacing production from the depleting East Weipa mine and increasing annual bauxite exports from Cape York by around 10 million tonnes.

Production and shipping are expected to commence in the first half of 2019, ramping up to full production by the end of the year. The project’s design provides options for future expansion to 50 million tonnes a year. The majority of capital expenditure for the Amrun project is scheduled for 2017 and 2018.

Rio Tinto chief executive Sam Walsh said “Amrun is one of the highest quality bauxite projects in the world. It is a tier one asset that will deliver significant benefits to all our stakeholders.

“In addition to generating attractive returns, with mining costs in the first quartile of the industry cost curve, it will provide jobs and strengthen the economy for the people of Cape York and Queensland for many decades.

“This long-life, low-cost, expandable asset offers a wide variety of development options and pathways over the coming decades. We are establishing Cape York bauxite as the product of choice for the Chinese seaborne market with consistent quality, security of supply and strong technical marketing support. Amrun will be significant in helping to meet growing bauxite demand from China.”

Note to editors

Rio Tinto has agreed with the Traditional Owners to change the name of the South of Embley project to Amrun, which is the Wik-Waya name for the area where the processing and port facilities will be developed.

The Amrun project is about 40 kilometres south of Rio Tinto’s existing East Weipa and Andoom mines on the Cape York Peninsula in far north Queensland.

Rio Tinto holds 1.49 billion tonnes of bauxite reserves and 1.91 billion tonnes of resources in the Cape York region2.

1 This production target is underpinned as to 80 per cent by proved ore reserves, and as to 20 per cent by probable ore reserves covering the first ten years of production, which have been scheduled from current pit designs by Competent Persons in accordance with the requirements of the Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves, 2012 Edition.

2 These estimates of reserves and resources were reported on page 199 and 204 of the Rio Tinto 2014 Annual report dated 4 March 2015 which can be located at www.riotinto.com/ar2014. The Competent Persons responsible for that previous reporting were L McAndrew AusIMM (Reserves) and J Bower AusIMM (Resources). Rio Tinto confirms that it is not aware of any new information or data that materially affects these estimates, that all material assumptions and technical parameters underpinning the estimates continue to apply and have not materially changed, and that the form and context of the estimates have not been materially modified.

At its peak, construction of the project is expected to provide work for around 1100 people. Once operational, Amrun will help to support ongoing employment for the existing workforce of around 1400 employees and contractors at Rio Tinto’s Cape York bauxite operations.

Rio Tinto has a long history of partnering with Traditional Owners on Cape York. Aboriginal and Torres Strait Islander people make up around 24 per cent of employees and the Amrun project will continue creating opportunities for indigenous people from Cape York and the surrounding region.

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